FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of December, 2002
Commission File Number: 1-15232

16, rue de la Ville l’Evêque,
75008 Paris - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Press Release

Paris, December 6th 2002

In light of certain rumours on the stock market, SUEZ would like to clarify the following points:

-	The Group has more than 4 billion euros of cash, compared with a total amount of 1.5 billion euros of debts, to be repaid during the first half of 2003.
-	The non core assets ongoing disposal program will continue to improve the Group’s cash situation.
-	Available and non-used credit lines account for 6.3 billion euros, of which 3 billion euros, of back-up lines covering a commercial paper programs.
-	The Group refinanced all of its debt maturing in 2002 without any difficulty, as confirmed by the recent refinancing transactions.
-	The Group’s long term debt ratings A- and A2 have been confirmed.

Consequently, and bearing in mind that it is the responsibility of the Annual General Meeting, on the Board’s proposal to determine the amount of dividend to be paid on May 2 2003, at present there are no elements allowing to conclude that there could be a dividend cut. As a reminder, the distribution policy of the Group has remained stable since 1997, without any significant variation.

SUEZ is one of the world’s premier services groups, with a staff of 190,000 employees at work in 130 countries, serving industrial, individual, and municipal customers. SUEZ is a leading international player in each of its businesses: the world leader in water related services, the world leader in waste services outside the U.S., among the world’s leading energy groups, and nº1 in energy services in Europe. It generated 2001 revenues of EUR 42.4 billion, 87% of which originated in Europe and North America.

SUEZ (SZE) is listed on Euronext Paris and Euronext Brussels, as well as on the Luxembourg, Zurich and New York Stock Exchanges. It is the only name from its sector represented on every major international index: CAC 40, Eurostoxx 50, FTSE Eurotop 100 and MSI Europe (Morgan Stanley Index).

Press Contacts:	Contact for analysts:
Anne Liontas: +331 4006 6654	Frédéric Michelland: +331 4006 6635
Catherine Guillon: +331 4006 6715	Arnaud Erbin: +331 4006 6489
Antoine Lenoir: +331 4006 6650

For Belgium:
Guy Dellicour: +322 507 0277

This release is also available on the web site: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : December 6, 2002	Company Name SUEZ

	By:	/s/ Philippe de MARGERIE
Name: Philippe de Margerie
Title: General Secretary